Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls, Québec J0A 1B0 Canada www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

CASCADES ANNOUNCES WINNING BID AT AUCTION FOR

THE ACQUISITION OF ORCHIDS PAPER PRODUCTS ASSETS

Kingsey Falls, June 28, 2019 – Cascades (TSX: CAS), a leader in the recovery and manufacturing of packaging and tissue products, has won the auction to acquire certain of the assets of Orchids Paper Products in proceedings before the United States Bankruptcy Court for the District of Delaware. Cascades agreement in such regard is subject to approval by the Bankruptcy Court at a hearing scheduled for July 1st. The transaction, which will be completed for a cash consideration of US$207 million, will cover substantially all the company’s assets, including the Barnwell, South Carolina and Pryor, Oklahoma operations, as well as certain equipment and various of Orchid’s Paper commercial arrangements with Fabrica de Papel San Francisco, S.A. de C.V., based in Mexicali, Mexico, and certain affiliates thereof.

Orchid Paper’s integrated plants have an estimated parent roll capacity of up to 114,000 tons and an estimated converting capacity of up to 114,500 tons. Additionally, Orchids Paper has an agreement with Fabrica providing access for up to 20,000 tons of converted products for the Western U.S. market. Orchids Paper has invested more than US$240 million in its assets and strategic supply arrangement with Fabrica over the past five years.

The acquisition will allow Cascades to accelerate the modernization of its tissue asset base, reduce sub-contracting and transportation costs, and increase its geographical footprint to better serve its customers.

Cascades will provide additional information following the Bankruptcy Court approval of the agreement and will not provide any further public comments or interviews until that time.

Founded in 1964, Cascades offers sustainable, innovative and value-added packaging, hygiene and recovery solutions. The company employs 11,000 women and men across a network of over 90 facilities in North America and Europe. Driven by its participative management, half a century of experience in recycling, and continuous research and development efforts, Cascades continues to provide innovative products that customers have come to rely on, while contributing to the well-being of people, communities and the entire planet. Cascades' shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media: Hugo D’Amours Vice President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Investors: Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

Website: www.cascades.com

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